Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. FINISHES DRILLING ITS FIRST THREE 1.5 MILE LATERAL WELLS UNDER BUDGET AND QUICKER THAN FORECASTED

Thousand Oaks, CALIFORNIA, September 18, 2024 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) (the “Company” or “KEI”) (TSX: KEI, NASDAQ: KGEI) is pleased to announce that it has finished drilling its first three 1.5 mile lateral wells in the Company’s Tishomingo field in Oklahoma.

Alicia Renee wells

The Alicia Renee 2-11-3H, 2-11-4H, and 2-11-5H wells were drilled safely and under budget. The drilling averaged less than 14 days each, which was substantially less than our budgeted 20 days. Completion work for all three wells is expected to begin in early October, with flowback anticipated in early November. All three wells will be completed at the same time. Kolibri has a 100% working interest in all three wells.

Wolf Regener, President and CEO, commented, “We are very proud that our team did such a great job drilling these wells safely, quickly, and well under budget. We are looking forward to getting these wells on production in the fourth quarter to further increase our cash flow and to evaluate the economic benefits of these longer lateral wells. With the wells being drilled so quickly, we are hopeful that these longer laterals can have a material impact in improving the economics and value of the field.”

Conferences and Events

Wolf Regener, CEO and Gary Johnson, CFO will attend the Sidoti Small-Cap Virtual Conference, on September 18th and 19th, 2024. They will be presenting at 1 P.M. Eastern Time on September 18th, 2024 as well as having 1-1 meetings during the two day conference.

Mr. Regener and Mr. Johnson will also participate in Remark’s Virtual Non-Deal Roadshow for Dallas on September 26th, 2024. They also participated in Renmark’s Virtual Non-Deal Roadshow for New York on September 17th, where the replay will be available via a link on Kolibri’s website in the next week.

More information for all of the conferences and events can be found on Kolibri’s website at www.kolibrienergy.com.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the Nasdaq under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, including the timing of completion work on the Company’s new wells and flowback, and anticipated increases in fourth quarter cash flow and improvements in well and field economics. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.